Exhibit 99.1

Genius Group Commences Trading on Upstream Under the Ticker Symbol GNS

SINGAPORE, April 6, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, will become available today at 10:00am EST under the ticker symbol GNS on Upstream, the revolutionary trading app for digital securities and NFTs powered by Horizon Fintex (“Horizon”) and MERJ Exchange Limited (“MERJ”). Genius Group’s free digital collectible NFT commemorating the dual listing is now available for all Upstream participants to claim with the claim code “GNS”.

Investors outside the U.S. can now trade GNS shares by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, completing a simple KYC identity verification by tapping the settings icon on the home screen and tapping KYC, then funding their account with credit, debit, PayPal, USDC stablecoin or a bank payment.* Trading of GNS will commence when an existing shareholder places an offer for sale on Upstream establishing the first trade.

Details on the Genius Group listing, how global shareholders can deposit shares and trade on Upstream, how to claim the free commemorative NFT, and how to continue claiming the discount coupon NFT can be found at https://upstream.exchange/GeniusGroup. The Upstream market is open 5 days a week 20 hours a day, Monday to Friday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST).

Existing global (non-U.S.) shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Submit. Next, enter your brokerage firm name and brokerage account number, and tap Submit. Finally, tap Add E-Signature, sign your name on the screen using your finger, tap Done, and then tap Sign. Shareholders will then receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdrawal to the transfer agent. Shareholders will receive a push notification once the shares are deposited and available for trading on Upstream. Note, at this time, U.S. investors are not permitted to trade (buy, sell or deposit) Upstream listed securities but may continue to open accounts on Upstream for NFT (non-securities) transactions.

Traders on Upstream’s blockchain-powered platform will experience real-time trading and settlement and a transparent orderbook which does not permit common market manipulations. For further detailed information please see the attached Exhibit.

“We are thrilled to be the among the first companies to dual list on Upstream’s next generation marketplace,” says Roger Hamilton, Genius Group’s CEO. “We are adding new value to our shareholders while expanding our company and mission to a modern, global investor-base.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/.

About Upstream

Upstream, a MERJ Exchange Market (merj.exchange), is a fully regulated global stock exchange for digital securities and NFTs. Powered by Horizon’s proprietary blockchain-powered matching engine technology, the platform enables users to trade NFTs, and invest in securities for IPOs, crowdfunded companies, U.S. & international equities, and celebrity ventures using the Upstream app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

Upstream and Issuers do not charge for share transfers, however, transfer agents may charge investors for share transfers. Such fees are standard in the industry and if a fee is required, the transfer agent will alert the investor of such charges and how to pay via credit card, check or wire.

Discount coupon NFTs received are redeemable for iGEMs, equivalent to $10 per share, however the NFTs have no royalties, equity ownership, or dividends. NFTs are for utility, collection, redemption or display purposes only.

* U.S. or Canadian-based citizen or permanent are not currently able to deposit, buy, or sell securities on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be domiciled overseas. All orders for sale are non-solicited by Upstream and users decision to trade securities must be based on their own investment judgement. Anyone may buy and sell NFTs on Upstream.

If funding Upstream with an ACH or wire bank payment, users must complete Upstream’s in-app KYC process to get their new, FDIC insured, Upstream U.S. bank account details via email. Users may then initiate a funds-transfer from their bank or financial institution to this new U.S. Dollar bank account. If you haven’t completed KYC yet, or didn’t select ‘Bank’ as the ‘Deposit From’ option when you completed the process initially, then please go through KYC again selecting the ‘Bank’ payment method. Users may complete the simple KYC process by tapping the settings icon and the KYC option inside the Upstream app.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, a National Numbering Agency and member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agreed to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com

Exhibit

We have been approved to dual list our common stock (“common stock”) on the Upstream stock exchange, operated by MERJ Exchange, (“Upstream”) that is an exchange registered in the Seychelles under the Seychelles Securities Act, 2007. Our shares that are listed and traded on Upstream are uncertificated common stock represented by digital share tokens, which represent the same class and shares that are currently traded on NYSE American.

Upstream is operated as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. Upstream also states that MERJ Exchange is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA), a Qualifying Foreign Exchange for OTC Markets in the US, and a member of the Sustainable Stock Exchanges Initiative. MERJ Exchange is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/ and is a licensed securities exchange operator (License No. SE001).

All shares of our common stock have been registered with the Commission and make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number. There are no differences in shareholder rights, such as transferability. Shareholders may elect to hold their shares in one or more of the following depositories: book entry with our transfer agent, CEDE & Co. or MERJ Dep.

Digital securities on Upstream are interchangeable with our currently issued common stock on terms that have the same meaning. The digital securities (or share tokens) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A share token is a 1:1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the Company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of Company shares from a particular date. The ownership details of a share token balance of the Company’s shares for an Upstream shareholder shall include but not be limited to:

●	Certificate number
●	Company name and CUSIP/ISIN number
●	Shareholder name and address
●	Number of shares owned
●	Class of shares
●	Issue date of shares
●	Amount paid for the shares on the Upstream secondary market

Our common shares that are deposited to Upstream are held by MERJ Dep., which is a licensed Securities Facility and Depository Nominee, in exchange for the issuance of the share tokens representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee, MERJ Dep., would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by our Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock and the applicable laws are the same and the shares are the same class of stock, they are just represented digitally on the Upstream smartphone app.

In addition, shareholders on Upstream have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

Investors are encouraged to take note that, as in all dual listed securities that are traded on multiple marketplaces, there may be differences in pricing as a result of different liquidity, price discovery and other factors. Trading dual listed securities across multiple exchanges may expose investors to various risks, including differences in trading hours, settlement, trading rules and regulations. Here are some of the most common risks associated with trading on an overseas exchange like Upstream:

1. Regulatory Risk: Different countries have different rules and regulations governing securities trading, and investors who trade on foreign exchanges may be subject to unfamiliar or complex regulations. In some cases, foreign regulators may have different reporting requirements or different standards for disclosure than US regulators, which can make it difficult for investors to make informed decisions.

2. Market Risk: Non-US markets may be subject to different economic, political, or social conditions than US markets, which can affect the performance of securities traded on those markets. Investors who trade on non-US exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

3. Liquidity Risk: Dual listed securities traded on non-US exchanges may have lower liquidity than comparable securities traded on US exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

4. Operational Risk: Trading on overseas exchanges may also expose investors to operational risks, such as delays or errors in the settlement of trades or difficulties in accessing trading platforms.

Investors who are considering trading our dual listed shares Upstream should carefully evaluate these and other risks and consult with financial and legal advisors before making any investment decisions. They should also be aware of any fees, taxes, or other costs associated with trading on Upstream.

Investors should note that Upstream does not solicit customers to do transactions on its platform. Any trade you decide to make must be based on your own investing judgement. Furthermore, if you are a US-based investor, in order to comply with SEC rules, by using Upstream you will have confirmed your acceptance of the Upstream terms and conditions, which state that you affirm that you have not been solicited by Upstream or any of our representatives.

Before making any investment in an Upstream-listed security, an investor should consider, for each investment, their investment objectives, and characteristics, liquidity risks and potential benefits, volatility, and likely performance in a variety of market and economic conditions pertinent to whatever security they are considering investing in.

The Upstream app is accessible from multiple app stores at https://upstream.exchange/, a user account is created by tapping sign up, and completing a simple in-app KYC identity verification process by tapping the settings icon on the home screen and tapping KYC. App users will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures, and other corporate information. Further there is a direct link of information on our Company at https://trader.upstream.exchange/tokendetail/symbol/GNS. All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of MERJ Exchange Ltd. as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority. The Upstream market is open 5 days a week 20 hours a day, Monday to Friday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST).

The Upstream policy, terms, and conditions also clearly state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to deposit, buy, or sell securities they previously purchased from an issuer, stockbroker or stock exchange that has subsequently dual-listed on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be domiciled overseas. All orders for sale are non-solicited by Upstream and users decision to trade securities must be based on their own investment judgement.

To open a trading account on Upstream all users (US and overseas) must first pass a KYC review process carried out by Upstream personnel. Upstream KYC does not rely on IP address monitoring or IP address analysis to identify a US person or a US-originating transaction, as this is too easily spoofed using VPN technologies. Upstream determines whether a person is US domiciled or is a US person living overseas and prevents such users from depositing, buying or selling securities. There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted. Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), tax-id/EIN/SS#, selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged as an AML risk are not permitted to trade on Upstream.

Non-U.S. and non-Canadian investors may choose to open an Upstream account and deposit their securities. Investors who elect to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose to trade via their current broker at any time. Upstream and issuers do not charge for share transfers, however, transfer agents may charge investors for share transfers. Such fees are standard in the industry and if a fee is required, the transfer agent will alert the investor of such charges and how to pay via credit card, check or wire.

Eligible investors may access detailed information on the process on how to deposit and trade shares on Upstream directly on our website at the following link: https://upstream.exchange/SupportCenter

To dual list on Upstream, we executed a certificate of appointment of MERJ Depository and Registry Limited “MERJ Dep.” (License No. SF001) as a Securities Facility and confirmed that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. MERJ Dep. maintains the MERJ Subregister of the Share Tokens pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. MERJ Dep. maintains the MERJ Subregister pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. Participants of Upstream are able to use the facilities provided by MERJ Dep. pursuant to the terms of the agreement entered into between each participant and Upstream. Applicable law and the governing jurisdiction of all agreements, rules and activities relating to Upstream are the laws of the Republic of Seychelles.

MERJ Nominees Ltd. is a special purpose company with statutes that limit its activities to holding securities of companies listed on MERJ Exchange. It is prohibited from having any other assets or liabilities or engaging in any other activity other than holding securities of companies listed on a MERJ market on trust pursuant to its constitutional statutes. MERJ Dep. is also obligated by agreement between the two parties to cover all financial obligations and human resources requirements of MERJ Nominees Ltd.

Underlying securities (e.g., Common Stock) held by MERJ Nominees Ltd. is held on trust pursuant to Rule 4.1 of the MERJ Securities Facility Rules Directive on Depository Interests) for the holders of Share Tokens. Section 28(2)(c) of the Seychelles Insolvency Act, 2013 states that “property held by the bankrupt on trust for any other person” shall not be included in the estate of the bankrupt party.

Common Stock deposited with Upstream (i.e., via MERJ Dep.) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests. This is functionally similar to book entry representations of Common Stock in DTCC. The Share Tokens are a form of MERJ Depository Interests.

The MERJ Depository Securities Facility Rules, Directive on Depository Interests sets out the Rules governing MERJ Depository Interests. Specifically, Rules 1 to 15 apply. Common Stock “deposited” with Upstream is transmuted to MERJ Depository Interests and vice versa for “withdrawals”. The process of depositing and withdrawing securities involves a “transmutation” process. Common stock deposited with Upstream results in title to the common stock being vested in the Depository Nominee on the books and records of the transfer agent and a new holding of MERJ Depository Interests for the shareholder being reflected in the MERJ Subregister. A withdrawal of securities results in the underlying securities being removed from the MERJ Subregister and included back on the register maintained by the transfer agent.

The deposit and withdrawal process can be initiated by non-U.S. and non-Canadian shareholders using the provide prompts in the Upstream app. This process can also be facilitated by contacting the company or its transfer agent in instances where access to Upstream app, a lost/stolen smartphone or similar occurs (i.e., similar to a “lost certificate” or MERJ Dep. bankruptcy scenario).

MERJ Depository Interests (“MDI”) are simply beneficial interests in the same class of Common Stock. This is functionally similar to holders of shares of US listed companies on any national securities exchange hold indirect interests in shares registered in the name of CEDE & Co. The MDIs are tradable on Upstream, a MERJ market. MERJ Dep. is appointed to maintain the MERJ Subregister of said securities. The transfer agent may request a copy of the MERJ Subregister at any time but is not involved in the process of reflecting changes in the MERJ Subregister resulting from Upstream secondary trading.

Holders of Share Tokens are entitled to all direct economic benefits and any other entitlements in relation to securities vested in the Depository Nominee. Voting related matters are covered in detail in Rule 10 of the MERJ Securities Facility Rules Directive on Depository Interests. Pursuant to Rule 10.2 the issuer is obligated to send a Notice of any meetings to be convened to each Holder of MDIs at the same time as all other holders of the same class of securities (e.g. the Common Stock). This is performed electronically by email and through the Upstream app. MDI holders have the option to appoint the Depository Nominee or another person as their proxy or to attend the meeting and vote directly.

Shares may only be deposited on to Upstream through our transfer agent utilizing the Upstream app. Existing non-U.S. and non-Canadian shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Next. Next, enter your brokerage firm name and brokerage account number, and tap Next. Finally, tap Add E-Signature, sign your name on the screen using your finger, tap Done, and then tap Sign. Shareholders will receive a push notification once the shares are transferred from the transfer agent and available for trading on Upstream. After completion of the deposit request on Upstream, shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdraw to the transfer agent. Shares will not be transferred without notifying the current broker and requesting a withdraw. On listing day, shareholders will receive a push notification once the shares are available for trading on Upstream.

Investors may withdraw shares from Upstream directly from the Upstream app. The Upstream app has a function under Investor Services, Manage Securities, Withdraw Securities. The shareholder then enters the ticker symbol and the number of shares to being withdrawn and taps ‘Submit to cryptographically sign this transaction. The shares are removed from the users Upstream portfolio and an email is sent to the transfer agent with a share withdrawal request whereafter the transfer agent will liaise directly with the shareholder to ensure the share balance is entered in ‘book entry’ into the users name & address. Third party share withdrawals from Upstream are not permitted, the share withdrawal request name and address (as retrieved from the Upstream KYC information by Upstream compliance) is required to be the same name and address that will be entered in the transfer agents ‘book entry’ for this shareholder.

Upstream only offers self-directed trading. Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that’s a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key).The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (bid/offer/buy/sell/cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream smart contract platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit know your customer (KYC) information for the Upstream compliance team to review. KYC information is then linked to the users public key, and if the user passes KYC review, then this users cryptographic keypair’s transactions will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that, at this time, the Upstream technology will reject securities deposits, buy orders and sell orders from cryptographic keypair’s that, pursuant to their KYC review, come from U.S. or Canadian persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

It should be also noted that individual shares traded on the Upstream secondary market are not reflected in the transfer agents, books, and records. They are recorded inside the street name depository of MERJ Dep. The MERJ Dep. subregister for Upstream-listed securities will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly. Therefore, the securities are held at the nominee, and are moved between accounts inside the nominees subregister pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

HOW TO DEPOSIT SHARES

Upstream can accept the shares that investors hold in their current brokerage account, shares that are held at the transfer agent in digital book entry, or your physical stock certificate. Shares can be moved out of Upstream back to US or primary markets. The following steps detail how investors can deposit their shares on to Upstream.

STEP 1. CREATE AN ACCOUNT ON UPSTREAM & VERIFY YOUR IDENTITY

●	Download Upstream and tap Sign Up. This will create your blockchain profile and ‘signing key’.
●	Complete KYC. To complete KYC identity verification, tap the settings icon in the top right of the navigation, then tap KYC. Be sure to have a valid form of ID and banking details handy. It’s important that bank account information matches your name exactly.
●	Once your account is approved, and if you already own shares and wish to transfer them to Upstream for trading, then you may initiate a request to deposit your shares using the Upstream app.

STEP 2. TRANSFER SHARES TO TRANSFER AGENT

If your shares are already held at the transfer agent, then skip to STEP 3 below. However, if your shares are currently in your brokerage account, then please transfer your shares to the transfer agent as described below. Note, the terminology for this is to have shares held as ‘direct registration’ in ‘book entry’ at the transfer agent.

To make this transfer request, most of the time all you need to do is contact your brokerage firm by email and ask them to transfer your shares back to ‘book entry’ at the transfer agent. The brokerage firm will know what to do, and they will let you know how long it will take, but typically you should allow 48 hours for them to process your request.

Some brokerage firms may ask you to fill out their particular share transfer form. Upstream can be contacted at servicedesk@upstream.exchange if you need assistance in completing a share transfer form from your brokerage firm.

It is important that the investors name, address and social security number that their shares are registered under at the brokerage firm match the information that they provided when opening their account on Upstream. If their address at the brokerage firm is out of date, then they will need to update it with their brokerage firm BEFORE they transfer their shares to the transfer agent. Note, if the addresses do not match the investors address on Upstream, then their share deposit to Upstream will be delayed by the transfer agent.

STEP 3. REQUEST TO DEPOSIT SHARES USING THE UPSTREAM APP

Existing non-U.S and non-Canadian shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Next. Next, enter your brokerage firm name and brokerage account number, and tap Next. Finally, tap Add E-Signature, sign your name on the screen using your finger, tap Done, and then tap Sign.

The value of each share deposit request on the Upstream app may not exceed $100,000. This value is determined by the closing price of the security on the previous trading day multiplied by the number of shares being deposited.

Shareholders will receive a push notification once the shares are transferred from the transfer agent and available for trading on Upstream. After completion of the deposit request on Upstream, shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdraw to the transfer agent. Shares will not be transferred without notifying the current broker and requesting a withdraw. Shareholders will receive a push notification once the shares are available for trading on Upstream. Once the investor makes the share deposit request using the Upstream app, and the transfer agent has their shares in ‘book entry’, then most of the time the Upstream deposit process typically completes within 48 hours (Monday to Friday, excluding U.S. holidays).

STEP 4. TRADING ON UPSTREAM

Once the shares are in the investors account, they may trade on Upstream. Investors may view their shares in the Upstream Portfolio. For more information on trading, visit Upstream’s support center at https://upstream.exchange/SupportCenter

Transfer agent information

Name:

Address:

Phone:

Toll-Free:

Fax:

Email:

HOW TO MOVE SHARES BACK TO US MARKETS

Step 1. Open Upstream, Tap Investor, Withdraw Securities. Enter Ticker Symbol and the Number of Shares you wish to withdraw, then tap Submit.

Step 2. The transfer agent will receive the investors shares immediately and will hold them in digital book entry in their name.

Step 3. The transfer agent will provide the investor via regular US mail a DRS Advice (Statement) that shows their shares are now held at the transfer agent in book entry. If investor would like to move the shares back to their US brokerage account, they will need to contact their broker, provide them with a copy of their DRS Advice and have them request that the transfer agent send back the investors shares. The broker will provide the investor with appropriate forms to complete.